EXHIBIT 3.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:01 PM 11/03/2008
FILED 07:01 PM 11/03/2008
SRV 081089074 - 3791942 FILE

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

NANO HOLDINGS INTERNATIONAL, INC.

(Under Section 242 of the Delaware General Corporation Law)

Nano Holdings International, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

1. The Board of Directors of the Corporation, by unanimous written consent dated as of October 31, 2008, pursuant to Section 141(f) of the Delaware General Corporation Law, duly adopted resolutions setting forth proposed amendments of the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and proposing that said amendments be considered by the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board of Directors declares that it is advisable to amend Article FIRST of the Corporation's Certificate of Incorporation, subject to the approval of the stockholders of the Corporation, so that, as amended, said Article shall be and read as follows:

FIRST: The name of the corporation is "Nevada Gold Holdings, Inc."

; and be it further

RESOLVED, that the Board of Directors further deems that it is advisable to amend Article FOURTH of the Corporation's Certificate of Incorporation, subject to the approval of the stockholders of the Corporation, to permit the Corporation to issue up to an additional 225,000,000 shares of common stock by substituting "75,000,000 shares" for "300,000,000 shares" in the first paragraph thereof.

The first paragraph of Article FOURTH, as so amended, shall read in its entirety as follows:

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.001 per share ("Common Stock"), and Preferred Stock, par value $0.001 per share ("Preferred Stock"). The total number of shares of Common Stock that the Corporation shall have authority to issue is three hundred million (300,000,000). The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000).

2. The stockholders of the Corporation duly approved and adopted such amendments by written consent, in lieu of a meeting, of the holders of a majority of the shares of outstanding stock of the Corporation, in accordance with Section 228 of the Delaware General Corporation Law.

3. The amendments to the Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment have been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed this 31st day of October, 2008.

By: ______________________

Name: David Rector

Title: Chief Executive Officer